UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 17, 2025

SCHLUMBERGER N.V. (SCHLUMBERGER LIMITED)

(Exact name of registrant as specified in its charter)

Curaçao	1-4601	52-0684746
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

42 rue Saint-Dominique, Paris, France 75007

5599 San Felipe, Houston, Texas, U.S.A. 77056 (address)

62 Buckingham Gate, London, United Kingdom SW1E 6AJ

Parkstraat 83, The Hague, The Netherlands 2514 JG

(Addresses of principal executive offices and zip or postal codes)

Registrant’s telephone number in the United States, including area code: (713) 513-2000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
common stock, par value $0.01 per share	SLB	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.02	Results of Operations and Financial Condition.

The Fourth-Quarter and Full-Year 2024 Earnings Release furnished as Exhibit 99 hereto, which is incorporated by reference into this Item 2.02, was posted on the SLB internet website (https://investorcenter.slb.com/financial-information/quarterly-results) on January 17, 2025. In accordance with General Instructions B.2. of Form 8-K, the information will not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), nor will it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), except as expressly set forth by specific reference in such a filing.

Item 7.01	Regulation FD Disclosure.

On January 17, 2025, SLB issued a press release, a copy of which is furnished with this Form 8-K as Exhibit 99 and incorporated into this Item 7.01 by reference. In accordance with General Instruction B.2. of Form 8-K, the information will not be deemed “filed” for purposes of Section 18 of the Exchange Act, nor will it be deemed incorporated by reference in any filing under the Securities Act, except as expressly set forth by specific reference in such a filing.

Also, see Item 2.02, “Results of Operations and Financial Condition.”

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits

The exhibit listed below is furnished pursuant to Item 9.01 of this Form 8-K.

99	Fourth-Quarter and Full-Year 2024 Earnings Release.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SCHLUMBERGER LIMITED

/s/ Howard Guild
Howard Guild
Chief Accounting Officer

Date: January 17, 2025

Exhibit 99

News Release

SLB Announces Fourth-Quarter and Full-Year 2024 Results, Increases Dividend and Initiates $2.3 billion in Accelerated Share Repurchases

•	Fourth-quarter revenue of $9.28 billion increased 1% sequentially and 3% year on year

•	Fourth-quarter GAAP EPS of $0.77 decreased 7% sequentially but was flat year on year

•	Fourth-quarter EPS, excluding charges and credits, of $0.92 increased 3% sequentially and 7% year on year

•	Fourth-quarter net income attributable to SLB of $1.10 billion decreased 8% sequentially and 2% year on year

•	Fourth-quarter adjusted EBITDA of $2.38 billion increased 2% sequentially and 5% year on year

•	Fourth-quarter cash flow from operations was $2.39 billion and free cash flow was $1.63 billion

•	Board approved a 3.6% increase in quarterly cash dividend to $0.285 per share

•	Full-year revenue of $36.29 billion increased 10% year on year

•	Full-year GAAP EPS of $3.11 increased 7% year on year

•	Full-year EPS, excluding charges and credits, of $3.41 increased 14% year on year

•	Full-year net income attributable to SLB of $4.46 billion increased 6% year on year

•	Full-year adjusted EBITDA of $9.07 billion increased 12% year on year

•	Full-year cash flow from operations was $6.60 billion and free cash flow was $3.99 billion

HOUSTON, January 17, 2025—SLB (NYSE: SLB) today announced results for the fourth-quarter and full-year 2024.

Fourth-Quarter Results

	Three Months Ended			(Stated in millions, except per share amounts) Change
	Dec. 31, 2024	Sept. 30, 2024	Dec. 31, 2023	Sequential	Year-on-year
Revenue	$9,284	$9,158	$8,990	1%	3%
Income before taxes - GAAP basis	$1,387	$1,507	$1,433	-8%	-3%
Income before taxes margin - GAAP basis	14.9%	16.5%	15.9%	-151 bps	-100 bps
Net income attributable to SLB - GAAP basis	$1,095	$1,186	$1,113	-8%	-2%
Diluted EPS - GAAP basis	$0.77	$0.83	$0.77	-7%	—

Adjusted EBITDA*	$2,382	$2,343	$2,277	2%	5%
Adjusted EBITDA margin*	25.7%	25.6%	25.3%	8 bps	33 bps
Pretax segment operating income*	$1,918	$1,902	$1,868	1%	3%
Pretax segment operating margin*	20.7%	20.8%	20.8%	-11 bps	-12 bps
Net income attributable to SLB, excluding charges & credits*	$1,311	$1,271	$1,242	3%	6%
Diluted EPS, excluding charges & credits*	$0.92	$0.89	$0.86	3%	7%

Revenue by Geography
International	$7,483	$7,425	$7,293	1%	3%
North America	1,752	1,687	1,641	4%	7%
Other	49	47	56	n/m	n/m

	$9,284	$9,159	$8,990	1%	3%

				(Stated in millions)
	Three Months Ended			Change
	Dec. 31, 2024	Sept. 30, 2024	Dec. 31, 2023	Sequential	Year-on-year
Revenue by Division
Digital & Integration	$1,156	$1,088	$1,049	6%	10%
Reservoir Performance	1,810	1,823	1,735	-1%	4%
Well Construction	3,267	3,312	3,426	-1%	-5%
Production Systems	3,197	3,103	2,944	3%	9%
Other	(146)	(167)	(164)	n/m	n/m

	$9,284	$9,158	$8,990	1%	3%

Pretax Operating Income by Division
Digital & Integration	$442	$386	$356	14%	24%
Reservoir Performance	370	367	371	1%	—
Well Construction	681	714	770	-5%	-12%
Production Systems	506	519	442	-3%	14%
Other	(81)	(84)	(71)	n/m	n/m

	$1,918	$1,902	$1,868	1%	3%

Pretax Operating Margin by Division
Digital & Integration	38.3%	35.5%	34.0%	274 bps	430 bps
Reservoir Performance	20.5%	20.1%	21.4%	35 bps	-90 bps
Well Construction	20.8%	21.5%	22.5%	-70 bps	-162 bps
Production Systems	15.8%	16.7%	15.0%	-93 bps	79 bps
Other	n/m	n/m	n/m	n/m	n/m

	20.7%	20.8%	20.8%	-11 bps	-12 bps

*	These are non-GAAP financial measures. See sections titled “Charges & Credits”, “Divisions” and “Supplementary Information” for details.

n/m = not meaningful

Full-Year Results

	Twelve Months Ended		(Stated in millions, except per share amounts)
	Dec. 31, 2024	Dec. 31, 2023	Change
Revenue	$36,289	$33,135	10%
Income before taxes - GAAP basis	$5,672	$5,282	7%
Income before taxes margin - GAAP basis	15.6%	15.9%	-31 bps
Net income attributable to SLB - GAAP basis	$4,461	$4,203	6%
Diluted EPS - GAAP basis	$3.11	$2.91	7%

Adjusted EBITDA*	$9,070	$8,107	12%
Adjusted EBITDA margin*	25.0%	24.5%	52 bps
Pretax segment operating income*	$7,321	$6,523	12%
Pretax segment operating margin*	20.2%	19.7%	49 bps
Net income attributable to SLB, excluding charges & credits*	$4,888	$4,305	14%
Diluted EPS, excluding charges & credits*	$3.41	$2.98	14%

Revenue by Geography
International	$29,415	$26,188	12%
North America	6,680	6,727	-1%
Other	194	220	n/m

	$36,289	$33,135	10%

SLB acquired the Aker subsea business during the fourth quarter of 2023 in connection with the formation of the OneSubsea™ joint venture. The acquired business generated revenue of $1.93 billion during the full year of 2024 and $484 million during the fourth quarter of 2023. Excluding the impact of this acquisition, SLB’s full–year 2024 revenue increased 5% year on year; North America full–year 2024 revenue decreased 1% year on year; and international full-year 2024 revenue increased 7% year on year.

*	These are non-GAAP financial measures. See sections titled “Charges & Credits”, “Divisions”, and “Supplementary Information” for details.

n/m = not meaningful

			(Stated in millions)
	Twelve Months Ended
	Dec. 31, 2024	Dec. 31, 2023	Change
Revenue by Division
Digital & Integration	$4,247	$3,871	10%
Reservoir Performance	7,177	6,561	9%
Well Construction	13,357	13,478	-1%
Production Systems	12,143	9,831	24%
Other	(635)	(606)	n/m

	$36,289	$33,135	10%

Pretax Segment Operating Income
Digital & Integration	$1,408	$1,257	12%
Reservoir Performance	1,452	1,263	15%
Well Construction	2,826	2,932	-4%
Production Systems	1,898	1,245	52%
Other	(263)	(174)	n/m

	$7,321	$6,523	12%

Pretax Segment Operating Margin
Digital & Integration	33.1%	32.5%	67 bps
Reservoir Performance	20.2%	19.2%	99 bps
Well Construction	21.2%	21.8%	-59 bps
Production Systems	15.6%	12.7%	297 bps
Other	n/m	n/m	n/m

	20.2%	19.7%	49 bps

Adjusted EBITDA
Digital & Integration	$2,074	$1,847	12%
Reservoir Performance	1,841	1,646	12%
Well Construction	3,461	3,514	-1%
Production Systems	2,242	1,569	43%
Other	18	102	n/m

	$9,636	$8,678	11%
Corporate & other	(566)	(571)	n/m

	$9,070	$8,107	12%

Adjusted EBITDA Margin
Digital & Integration	48.8%	47.7%	111 bps
Reservoir Performance	25.7%	25.1%	57 bps
Well Construction	25.9%	26.1%	-16 bps
Production Systems	18.5%	16.0%	251 bps
Other	n/m	n/m	n/m

	26.6%	26.2%	37 bps
Corporate & other	n/m	n/m	n/m

	25.0%	24.5%	52 bps

SLB acquired the Aker subsea business during the fourth quarter of 2023 in connection with the formation of the OneSubsea joint venture. The acquired business generated revenue of $1.93 billion during the full year of 2024 and $484 million during the fourth quarter of 2023. Excluding the impact of this acquisition, SLB’s full-year 2024 revenue increased 5% year on year and Production Systems full-year 2024 revenue increased 9% year on year.

n/m = not meaningful

			(Stated in millions)
	Twelve Months Ended
	Dec. 31, 2024	Dec. 31, 2023	Change
Revenue by Geography
North America	$6,680	$6,727	-1%
Latin America	6,719	6,645	1%
Europe & Africa*	9,671	8,525	13%
Middle East & Asia	13,026	11,019	18%
Other	193	219	n/m

	$36,289	$33,135	10%

International	$29,415	$26,188	12%
North America	6,680	6,727	-1%
Other	194	220	n/m

	$36,289	$33,135	10%

Pretax Segment Operating Income
International	$6,291	$5,486	15%
North America	1,134	1,157	-2%
Other	(104)	(120)	n/m

	$7,321	$6,523	12%

Pretax Segment Operating Income Margin
International	21.4%	20.9%	44 bps
North America	17.0%	17.2%	-23 bps
Other	n/m	n/m	n/m

	20.2%	19.7%	49 bps

Adjusted EBITDA
International	$7,900	$6,988	13%
North America	1,592	1,559	2%
Other	144	131	n/m

	$9,636	$8,678	11%
Corporate & other	(566)	(571)	n/m

	$9,070	$8,107	12%

Adjusted EBITDA Margin
International	26.9%	26.7%	17 bps
North America	23.8%	23.2%	66 bps
Other	n/m	n/m	n/m

	26.6%	26.2%	37 bps
Corporate & other	n/m	n/m	n/m

	25.0%	24.5%	52 bps

*	Includes Russia and the Caspian region

n/m = not meaningful

Consistent Fourth-Quarter and Full-Year Performance Despite Macro Headwinds

“2024 was a strong year for SLB as we successfully navigated evolving market conditions to deliver revenue and EBITDA growth, margin expansion and solid free cash flow,” said SLB Chief Executive Officer Olivier Le Peuch.

“Year on year, revenue increased by 10% and adjusted EBITDA grew by 12%, while we generated $3.99 billion in free cash flow, enabling us to return $3.27 billion to shareholders and reduce net debt by $571 million. These results demonstrate SLB’s ability to deliver consistent financial performance despite moderating upstream investment growth, driven by our global scale, unmatched digital offerings and ongoing focus on cost optimization.

“Our full-year results were highlighted by 12% international revenue growth. This performance was led by the Middle East & Asia and Europe & Africa, which grew 18% and 13%, respectively. The Middle East & Asia achieved record revenues, while growth in Europe & Africa was bolstered by the acquired Aker subsea business. Excluding this acquired business, international revenue increased 7% year over year, outperforming the rig count over the same period.

“Sequentially, fourth-quarter revenue grew slightly, driven by digital sales in North America and higher activity in the Middle East, Europe and North Africa. On a divisional basis, Digital & Integration led revenue performance, driven by increased demand for digital products and solutions, while Production Systems benefited from strong backlog conversion as customers continued to invest in maximizing recovery from existing assets,” Le Peuch said.

Production and Recovery Becoming a Pathway to Long-Term Outperformance

“On a full-year basis, our Core divisions—Reservoir Performance, Well Construction and Production Systems—delivered 9% revenue growth, led by 24% growth in Production Systems, largely due to the subsea acquisition. Production Systems grew 9% organically due to double-digit increases in surface systems, completions and artificial lift. Reservoir Performance also delivered 9% growth, underpinned by strong stimulation and intervention activity in the production space.

“Our fit-for-basin approach, domain expertise and integration capabilities have established us as the performance partner of choice for addressing the operating challenges our customers face throughout the life cycle of their assets. As operators across the industry increasingly prioritize production and recovery, our strengths are more critical than ever.

“With the anticipated completion of our announced acquisition of ChampionX, we are set to further strengthen our production and recovery capabilities, enabling us to deliver even greater value to our customers. This strategic acquisition will also enhance the resilience of the SLB portfolio, providing some stability against the cycles in the years to come.

Digital Continues to Deliver Highly Accretive Growth with AI and Autonomous Operations Gaining Traction

“Digital & Integration revenue increased 10% year on year, driven by 20% growth in digital, which reached $2.44 billion for the year. Accelerated adoption of our digital technologies marked a milestone year, highlighted by strategic collaborations with cross-industry leaders, the launch of the Lumi™ data and AI platform, new Performance Live™ centers to enable remote operations, and the achievement of fully autonomous drilling operations.

“AI is the X factor for our industry, and I am confident that SLB will continue to be a leader in this area, enabling us to deliver sustained outperformance for our customers, partners and shareholders,” Le Peuch said.

Long-Term Fundamentals Will Support Oil and Gas Investment

“While upstream investment growth will remain subdued in the short term due to global oversupply, we anticipate the oil supply imbalance will gradually abate. Global economic growth and a heightened focus on energy security, coupled with rising energy demand from AI and data centers will support the investment outlook for the oil and gas industry throughout the rest of the decade.

“In our Core business, we are making unmatched contributions to the discovery, development and extraction of oil and gas reserves, fueling global energy supply. We have the leading offering in Digital. And we are pursuing a meaningful opportunity in New Energy and decarbonization, where we have established a differentiated market position. Together, this is laying a strong foundation for our business, and SLB is poised to create enduring value for our customers and shareholders,” Le Peuch said.

Total Return to Shareholders Increasing to $4 Billion in 2025

“SLB remains committed to expanding EBITDA margins, generating strong cash flows, and increasing returns to shareholders. Given our confidence in the business outlook and our ability to continue generating strong cash flows, we are pleased to announce that our Board of Directors has approved a 3.6% increase to our quarterly dividend. Additionally, as we believe our stock is undervalued relative to the strength of our business, we entered into accelerated share repurchase (ASR) transactions to repurchase $2.3 billion of our company’s common stock. This positions us to increase total return to shareholders from $3.3 billion in 2024 to a minimum of $4 billion in 2025,” Le Peuch concluded.

Other Events

During the quarter, SLB repurchased 11.8 million shares of its common stock for a total purchase price of $501 million. For the full-year 2024, SLB repurchased a total of 38.4 million shares of its common stock for a total purchase price of $1.74 billion.

On December 20, 2024, SLB entered into ASR transactions to repurchase $2.3 billion of its common stock. Under the terms of the ASR agreements, on January 13, 2025, SLB received an initial share delivery of approximately 80% of the shares to be repurchased, based on the closing price per share of its common stock on the preceding day. SLB expects the remainder of the shares to be delivered no later than the end of May 2025. Under certain circumstances, SLB may be required to deliver shares or pay cash, at its option, upon settlement of the ASR agreements. The total number of shares ultimately purchased under the ASR agreements will depend upon the final settlement and will be based on volume-weighted average prices of SLB’s common stock during the terms of the ASR transactions, less a discount.

On January 16, 2025, SLB’s Board of Directors approved a 3.6% increase in SLB’s quarterly cash dividend from $0.275 per share of outstanding common stock to $0.285 per share, beginning with the dividend payable on April 3, 2025, to stockholders of record on February 5, 2025.

Fourth-Quarter Revenue by Geographical Area

	(Stated in millions)
	Three Months Ended			Change
	Dec. 31, 2024	Sept. 30, 2024	Dec. 31, 2023	Sequential	Year-on-year
North America	$1,752	$1,687	$1,641	4%	7%
Latin America	1,634	1,689	1,722	-3%	-5%
Europe & Africa*	2,472	2,434	2,429	2%	2%
Middle East & Asia	3,376	3,302	3,141	2%	7%
Eliminations & other	49	47	56	n/m	n/m

	$9,284	$9,159	$8,990	1%	3%

International	$7,483	$7,425	$7,293	1%	3%
North America	$1,752	$1,687	$1,641	4%	7%

*	Includes Russia and the Caspian region

n/m = not meaningful

International

Revenue in Latin America of $1.63 billion declined 3% sequentially, driven primarily by reduced drilling activity in Mexico. This decline was partially offset by increased production system sales in Brazil. Year on year, revenue decreased 5%, reflecting reduced drilling in Mexico, partially offset by robust activity in Argentina and higher production system sales in Brazil.

Europe & Africa revenue of $2.47 billion rose 2% sequentially, supported by increased activity in Europe and North Africa, despite lower subsea production system sales in Scandinavia. Year on year, revenue also grew 2%, with stronger performances in North Africa and Europe offsetting weaker results in West Africa.

Revenue in the Middle East & Asia of $3.38 billion increased 2% sequentially, driven by strong activity in the United Arab Emirates, higher drilling in Egypt, and increased stimulation, intervention and evaluation activity in Qatar. These gains offset weaker performance in Saudi Arabia and Australia. Year on year, revenue grew 7%, reflecting robust activity in the United Arab Emirates, Iraq, Kuwait, East Asia, China and Indonesia, partially offset by reduced drilling in India.

North America

North America revenue of $1.75 billion increased 4% sequentially due to higher digital sales and increased sales of production systems in the U.S. Gulf of Mexico, as well as higher digital sales and increased drilling activity in U.S. land and Canada. Year on year, revenue rose 7%, driven by growth in offshore activity in the U.S. Gulf of Mexico and higher Asset Performance Solutions (APS) revenue in Canada, despite lower drilling activity in U.S. land.

Fourth-Quarter Results by Division

Digital & Integration

				(Stated in millions)
	Three Months Ended			Change
	Dec. 31, 2024	Sept. 30, 2024	Dec. 31, 2023	Sequential	Year-on-year
Revenue
International	$824	$830	$790	-1%	4%
North America	331	258	257	28%	29%
Other	1	—	2	n/m	n/m

	$1,156	$1,088	$1,049	6%	10%

Pretax operating income	$442	$386	$356	14%	24%
Pretax operating margin	38.3%	35.5%	34.0%	274 bps	430 bps

n/m = not meaningful

Digital & Integration revenue of $1.16 billion increased 6% sequentially driven by 10% growth in digital revenue, supported by greater adoption of digital technologies and higher sales of exploration data, particularly in the U.S. Gulf of Mexico. APS revenue was flat sequentially. Year on year, revenue grew 10%, with digital revenue up 21%, offsetting a 2% decline in APS revenue.

Digital & Integration pretax operating margin of 38% expanded 274 bps sequentially, reflecting improved profitability in digital from higher sales and cost efficiencies. Year on year, margin expanded 430 bps due to stronger digital performance, partially offset by lower APS profitability stemming from higher amortization expenses and lower gas prices.

Reservoir Performance

				(Stated in millions)
	Three Months Ended			Change
	Dec. 31, 2024	Sept. 30, 2024	Dec. 31, 2023	Sequential	Year-on-year
Revenue
International	$1,669	$1,676	$1,611	—	4%
North America	139	145	123	-4%	13%
Other	2	2	1	n/m	n/m

	$1,810	$1,823	$1,735	-1%	4%

Pretax operating income	$370	$367	$371	1%	—
Pretax operating margin	20.5%	20.1%	21.4%	35 bps	-90 bps

n/m = not meaningful

Reservoir Performance revenue of $1.81 billion declined 1% sequentially driven by reduced intervention and stimulation activity, partially offset by stronger evaluation activity. Revenue was impacted by lower stimulation and intervention work in Saudi Arabia, which was offset by increased activity in the rest of the Middle East & Asia and North America. Year on year, revenue increased 4% due to higher intervention and stimulation activity, despite lower evaluation revenue.

Reservoir Performance pretax operating margin of 20% expanded 35 bps sequentially, reflecting improved profitability in evaluation services, partially offset by weaker performance in intervention. Year on year, the margin decreased 90 bps due to an unfavorable technology mix.

Well Construction

				(Stated in millions)
	Three Months Ended			Change
	Dec. 31, 2024	Sept. 30, 2024	Dec. 31, 2023	Sequential	Year-on-year
Revenue
International	$2,625	$2,675	$2,748	-2%	-4%
North America	583	581	614	—	-5%
Other	59	56	64	n/m	n/m

	$3,267	$3,312	$3,426	-1%	-5%

Pretax operating income	$681	$714	$770	-5%	-12%
Pretax operating margin	20.8%	21.5%	22.5%	-70 bps	-162 bps

n/m = not meaningful

Well Construction revenue of $3.27 billion declined 1% sequentially due to reduced drilling activity in Mexico and Saudi Arabia, partially mitigated by higher activity across the rest of the Middle East & Asia. Year on year, revenue declined 5%, reflecting lower drilling activity in Mexico, Saudi Arabia and U.S. land, partially offset by improved performance in the rest of the Middle East & Asia.

Well Construction pretax operating margin of 21% declined 70 bps sequentially and 162 bps year on year due to reduced activity across North America and international markets.

Production Systems

	(Stated in millions)
	Three Months Ended			Change
	Dec. 31, 2024	Sept. 30, 2024	Dec. 31, 2023	Sequential	Year-on-year
Revenue
International	$2,471	$2,373	$2,276	4%	9%
North America	716	723	666	-1%	7%
Other	10	7	2	n/m	n/m

	$3,197	$3,103	$2,944	3%	9%

Pretax operating income	$506	$519	$442	-3%	14%
Pretax operating margin	15.8%	16.7%	15.0%	-93 bps	79 bps

n/m = not meaningful

Production Systems revenue of $3.20 billion increased 3% sequentially with growth led by higher international sales of artificial lift, midstream production systems and completions, partially offset by reduced sales of subsea production systems. Year on year, revenue grew 9%, mainly due to strong sales both in North America and internationally across most of the portfolio.

Production Systems pretax operating margin of 16% decreased 93 bps sequentially due to lower profitability in subsea production systems, partially offset by improved profitability in artificial lift and midstream production systems. Year on year, pretax operating margin expanded 79 bps due to improved profitability across a majority of the business lines.

Quarterly Highlights

CORE

Contract Awards

SLB continues to win new contract awards that align with SLB’s strengths in the Core, particularly in the international and offshore basins. Notable highlights include the following:

•

SLB has been awarded a series of major drilling contracts by Shell to support capital-efficient energy development across its deep- and ultradeepwater assets in the UK North Sea, Trinidad and Tobago, the Gulf of Mexico and others. The projects, which will be delivered over a three-year time frame, will combine SLB’s AI-enabled digital drilling capabilities with its expertise in ultradeepwater environments. The scope of the contracts will include digital directional drilling services and hardware, logging while drilling (LWD), surface logging, cementing, drilling and completions fluids, completions, and wireline services. Each project will be managed through SLB’s Performance Live centers.

•

SLB OneSubsea, alongside Subsea Integration Alliance partner Subsea7, has signed a global frame agreement with bp, forming a platform to combine subsea expertise more effectively across a portfolio of future projects. This collaboration combines capabilities throughout all project stages—from initial concept development to full-field life cycle—enabling enhanced subsea project performance. Through early engagement and new ways of working, SLB OneSubsea and its alliance partners will support bp in achieving accelerated project delivery, standardization, simplification and reduced total cost of ownership, ultimately improving subsea project economics while embedding quality and driving sustainable outcomes in subsea field operations.

•

SLB has been awarded, after a competitive tender, a new contract by Petrobras for integrated services across all offshore fields operated by Petrobras in Brazil. SLB will oversee the construction of more than 100 deepwater wells, utilizing advanced drilling, cementing and drilling fluid technologies on up to nine ultradeepwater rigs.

•

Offshore Brazil, SLB OneSubsea was awarded multiple contracts by Petrobras. Following a competitive tender, SLB OneSubsea was awarded a contract to provide two subsea production manifolds, one electrohydraulic distribution unit and additional related services for the Roncador project. Additionally, SLB OneSubsea was awarded a contract for two subsea raw seawater injection (RWI) systems to increase recovery from the Búzios field. Under the contract, SLB OneSubsea will provide two complete subsea RWI systems to support Petrobras’ FPSOs P-74 and P-75, and they will each consist of a subsea seawater injection pump, umbilical system and topside variable speed drive.

•

In Italy, TotalEnergies awarded SLB a four-year contract for the provision of completions and artificial lift equipment and services in Tempa Rossa Field, one of the largest land fields in Europe with an estimated volume of 200 million barrels and a target production of over 50,000 barrels per day. The field presents several technical challenges which require custom-designed technologies to maximize production and recovery. SLB was selected for its ability to deliver fit-for-basin solutions using its global reach and the expertise of the local team.

•

In Oman, Petroleum Development Oman has awarded SLB a five-year contract for well placement services throughout its Block 6 concession. SLB will provide multiple key technologies, including PowerDrive Orbit™ system and the PeriScope HD™ service, across a variety of gas and oil fields, for both development and exploration wells.

•

Also in Oman, Daleel Petroleum LLC awarded SLB a five-year contract for advanced measurements-while-drilling (MWD) and directional drilling services in its Block 5 concession, with an expected delivery of more than 250 wells. SLB was able to secure this award through market-leading fit-for-basin MWD, LWD and rotary steerable system technologies, which have improved well delivery efficiencies and service quality reliability.

Technology and Innovation

Notable technology introductions and deployment in the quarter include the following:

•

SLB introduced Neuro™ autonomous geosteering, which dynamically responds to subsurface complexities to drill more efficient, higher-performing wells, while reducing the carbon footprint of the drilling operations. Using AI, Neuro autonomous geosteering integrates and interprets complex real-time subsurface information to autonomously guide the drill bit through the most productive layer or “sweet spot” of the reservoir.

•

SLB launched Stream™ high-speed intelligent telemetry that increases drilling confidence and performance for complex wells. Designed to overcome the bottlenecks and limitations of conventional mud pulse, Stream telemetry combines proprietary AI algorithms with SLB’s TruLink™ definitive dynamic survey-while-drilling service. This provides uninterrupted, high-speed, high-fidelity real-time subsurface measurements with no data limitations, regardless of depth, in even the most challenging conditions. Stream telemetry has already been deployed in 14 countries, with more than 370 runs and more than 1.5 million feet drilled.

•

Offshore United States, SLB helped Chevron access resources in a high-pressure deepwater area of the Gulf of Mexico. New technologies deployed included 20,000-psi-rated trees, manifolds, connections, controls, and an advanced boosting system, presenting new opportunities for resource extraction in high-pressure environments.

•

In Kuwait, SLB and Kuwait Oil Company tackled significant challenges in the mature Bahrah Field by using an advanced openhole multistage completion design and OpenPath Flex™ acid stimulation service. The project achieved Kuwait’s longest lateral at 13,800 feet, incorporating 29 treatment stages with up to three acid fracturing stages daily. Kinetix™ software enhanced fault isolation, while DataFRAC™ services provided comprehensive exploratory area assessments, improving the geomechanical earth model. These innovative methods, including the use of a frac tree for isolation, eliminated HSE risks associated with isolation tools and set a new benchmark for operational efficiency and safety in acid fracturing operations.

•

In Malaysia, SLB and Hibiscus Oil and Gas Malaysia Limited integrated a directional drilling solution using SLB Smith Bits and PowerDrive X6™ rotary steerable system in the Bunga Orkid project that resulted in the longest extended-reach drilling well in Malaysia at a depth of 6,970 meters. SLB provided drilling, measurements, geoservices, and drilling fluid, as well as proactive real-time monitoring and intervention during drilling and tripping using our K&M Technology Group. Bottomhole assembly optimization and proven techniques were implemented based on a similar offset well.

•

Also in Malaysia, SLB and PETRONAS Carigali Sdn. Bhd. successfully implemented a matrix stimulation treatment using the OneSTEP EF™ efficient, low-risk sandstone stimulation solution in two oil-producing layers in the Dulang oil field. This innovative approach improved operational efficiency, increasing oil production by 400% without increasing the water cut. This success underscores the outstanding collaboration between PETRONAS Carigali and SLB in identifying the issues and developing fit-for-basin solutions.

•

In Western Australia, SLB deployed drilling services for Strike Energy to successfully drill the easternmost and deepest well to date in the Kingia-High Cliff Sandstones of Perth Basin, enabling the discovery of two significant gas resources. With a record total depth of 5,225 meters, it is the deepest onshore well in Australia.

DIGITAL

SLB is deploying digital technology at scale, partnering with customers to migrate their technology and workflows into the cloud, to embrace new AI-enabled capabilities, and to leverage insights to elevate their performance. Notable highlights include the following:

•

In the United States, SLB, Equinor and Sensia collaborated to enhance Equinor’s subsurface and surface modeling workflows for one of Equinor’s non-operated assets in the Gulf of Mexico. The improved model links geology, geophysics and engineering, replacing a manual process with automated live updates. This was achieved by connecting Petrel™ subsurface software, Intersect™ high-resolution reservoir simulator and Pipesim™ steady-state multiphase flow simulator. A link to the production database in OFM™ well and reservoir analysis software enabled production history updates to the dynamic reservoir model. In tests, the subsurface model updates were improved from Months to weeks and days, and simulation runtimes were reduced from nine hours to 36 minutes.

•

In Suriname, Staatsolie Maatschappij Suriname N.V. has awarded SLB a four-year contract for the Delfi™ digital platform to increase the efficiency of its offshore teams. The Delfi platform will bring both data and applications into the cloud to foster collaboration and derive further insights. Coupled with a previous contract award to SLB for the country’s National Data Repository, this platform will be the digital foundation for Suriname’s Center of Excellence, which was formed to maximize the value of the country’s hydrocarbon resources.

•

In Egypt, Khalda Petroleum Company awarded SLB a multiyear digital contract for Petrel subsurface software technology in addition to a long-term contract for seismic imaging and processing over the West Kalabsha and Shushan concessions. The full integrity processing scope spans from deblending to full-waveform inversion (FWI). Deblending separates overlapping seismic signals from simultaneous sources, producing clean data ready for further analysis. FWI then iteratively refines the subsurface velocity model using full-waveform data, resulting in highly accurate, high-resolution images of complex geological structures. This reservoir characterization will enable Khalda Petroleum Company to better understand subsurface features, identify potential hydrocarbon zones, and make informed decisions about exploration, drilling and production.

•

In Malaysia, PETRONAS through Malaysia Petroleum Management (MPM) has signed a memorandum of understanding with SLB to enhance technical capabilities in AI, machine learning and generative AI technologies. This collaboration aims to leverage cutting-edge AI-driven solutions for MPM’s data platform, revolutionizing the management and interpretation of subsurface data.

•

In Australia, Arrow Energy awarded SLB a contract to deploy enterprise-scale advanced digital solutions by migrating its subsurface applications from third-party cloud hosts to SLB’s Delfi platform. By incorporating this collaborative exploration and production platform into its digital strategy, Arrow Energy can quickly deploy scalable advanced workflows, reducing the total cost of ownership and enhancing efficiency.

NEW ENERGY

SLB continues to participate in the global transition to low-carbon energy systems through innovative technology and strategic partnerships, including the following:

•

SLB entered into an agreement with Aramco and Linde that paves the way for the development of a carbon capture and storage (CCS) hub in Jubail, Saudi Arabia, that is expected to become one of the largest globally. The first phase of the project is expected to capture and store up to nine million metric tons of CO2 annually, with construction completed by the end of 2027. Later phases are expected to further expand its capacity.

•

SLB Capturi™ reached a significant milestone, achieving mechanical completion of the carbon capture plant at Heidelberg Materials’ cement facility in Brevik, Norway. The carbon capture plant is designed to capture up to 400,000 metric tons of CO2 annually from the cement facility. When operational, this world-first commercial-scale carbon capture plant at a cement facility will enable production of net-zero cement, without compromising the product strength or quality.

•

In Norway, SLB Capturi completed a test campaign at WACKER’s silicon production site to capture CO2 emissions generated from the production of metallurgical-grade silicon—an essential raw material for microchips, solar modules and silicones. During the test campaign, a mobile test unit was installed adjacent to WACKER’s production facilities, effectively replicating the CO2 capture process on a smaller scale. The pilot study concluded successfully in late July and achieved capture rates of over 95%. Additionally, WACKER and SLB Capturi conducted an engineering feasibility study to design a plant that would capture 180,000 metric tons of CO2 annually.

•

In Taiwan, CPC Corporation, Taiwan (CPC), has awarded SLB a three-year contract for subsurface site characterization; storage development planning; and measurement, monitoring, and verification planning for a strategic shoreline CCS project. The objective of the project is to improve the performance and reduce the operational risks of CCS, which will help CPC’s ambition to commence commercial CCS operations in 2030.

FINANCIAL TABLES

Condensed Consolidated Statement of Income

	(Stated in millions, except per share amounts)
	Fourth Quarter		Twelve Months
Periods Ended December 31,	2024	2023	2024	2023
Revenue	$9,284	$8,990	$36,289	$33,135
Interest & other income (1)	115	95	380	342
Expenses
Cost of revenue (1)	7,322	7,194	28,829	26,572
Research & engineering	192	187	749	711
General & administrative	81	96	385	364
Merger & integration (1)	63	45	123	45
Restructuring & other (1)	223	—	399	—
Interest	131	130	512	503

Income before taxes (1)	$1,387	$1,433	$5,672	$5,282
Tax expense (1)	269	284	1,093	1,007

Net income (1)	$1,118	$1,149	$4,579	$4,275
Net income attributable to noncontrolling interests (1)	23	36	118	72

Net income attributable to SLB (1)	$1,095	$1,113	$4,461	$4,203

Diluted earnings per share of SLB (1)	$0.77	$0.77	$3.11	$2.91

Average shares outstanding	1,406	1,429	1,421	1,425
Average shares outstanding assuming dilution	1,420	1,446	1,436	1,443

Depreciation & amortization included in expenses (2)	$648	$609	$2,519	$2,312

(1)	See section entitled “Charges & Credits” for details.
(2)	Includes depreciation of fixed assets and amortization of intangible assets, exploration data costs and APS investments.

Condensed Consolidated Balance Sheet

		(Stated in millions)
Assets	Dec. 31, 2024	Dec. 31, 2023
Current Assets
Cash and short-term investments	$4,669	$3,989
Receivables	8,011	7,812
Inventories	4,375	4,387
Other current assets	1,515	1,530

	18,570	17,718
Investment in affiliated companies	1,635	1,624
Fixed assets	7,359	7,240
Goodwill	14,593	14,084
Intangible assets	3,012	3,239
Other assets	3,766	4,052

	$48,935	$47,957

Liabilities and Equity
Current Liabilities
Accounts payable and accrued liabilities	$10,375	$10,904
Estimated liability for taxes on income	982	994
Short-term borrowings and current portion of long-term debt	1,051	1,123
Dividends payable	403	374

	12,811	13,395
Long-term debt	11,023	10,842
Other liabilities	2,751	2,361

	26,585	26,598
Equity	22,350	21,359

	$48,935	$47,957

Liquidity

			(Stated in millions)
Components of Liquidity	Dec. 31, 2024	Sept. 30, 2024	Dec. 31, 2023
Cash and short-term investments	$4,669	$4,462	$3,989
Short-term borrowings and current portion of long-term debt	(1,051)	(1,059)	(1,123)
Long-term debt	(11,023)	(11,864)	(10,842)

Net Debt (1)	$(7,405)	$(8,461)	$(7,976)

Details of changes in liquidity follow:

Periods Ended December 31,	Twelve Months 2024	Fourth Quarter 2024	Twelve Months 2023
Net income	$4,579	$1,118	$4,275
Charges and credits, net of tax (2)	454	223	110

	5,033	1,341	4,385
Depreciation and amortization (3)	2,519	648	2,312
Stock-based compensation expense	316	72	293
Change in working capital	(1,379)	352	(215)
US Federal tax refund	—	—	85
Other	113	(23)	(223)

Cash flow from operations	6,602	2,390	6,637

Capital expenditures	(1,931)	(609)	(1,939)
APS investments	(483)	(93)	(507)
Exploration data capitalized	(198)	(57)	(153)

Free cash flow (4)	3,990	1,631	4,038

Dividends paid	(1,533)	(389)	(1,317)
Stock repurchase program	(1,737)	(501)	(694)
Proceeds from employee stock plans	248	4	281
Business acquisitions and investments, net of cash acquired	(553)	(1)	(330)
Purchases of Blue Chip Swap securities	(207)	(71)	(185)
Proceeds from sale of Blue Chip Swap securities	152	60	97
Proceeds from sale of Liberty shares	—	—	137
Taxes paid on net settled stock-based compensation awards	(90)	(4)	(169)
Other	53	26	(195)

Decrease in net debt before impact of changes in foreign exchange rates	323	755	1,663
Impact of changes in foreign exchange rates on net debt	248	301	(307)

Decrease in Net Debt	571	1,056	1,356
Net Debt, beginning of period	(7,976)	(8,461)	(9,332)

Net Debt, end of period	$(7,405)	$(7,405)	$(7,976)

(1)

“Net Debt” represents gross debt less cash and short-term investments. Management believes that Net Debt provides useful information to investors and management regarding the level of SLB’s indebtedness by reflecting cash and investments that could be used to repay debt. Net Debt is a non-GAAP financial measure that should be considered in addition to, not as a substitute for or superior to, total debt.

(2)	See section entitled “Charges & Credits” for details.
(3)	Includes depreciation of fixed assets and amortization of intangible assets, exploration data costs, and APS investments.
(4)

“Free cash flow” represents cash flow from operations less capital expenditures, APS investments and exploration data costs capitalized. Management believes that free cash flow is an important liquidity measure for the company and that it is useful to investors and management as a measure of SLB’s ability to generate cash. Once business needs and obligations are met, this cash can be used to reinvest in the company for future growth or to return to shareholders through dividend payments or share repurchases. Free cash flow does not represent the residual cash flow available for discretionary expenditures. Free cash flow is a non-GAAP financial measure that should be considered in addition to, not as a substitute for or superior to, cash flow from operations.

Charges & Credits

In addition to financial results determined in accordance with U.S. generally accepted accounting principles (GAAP), this fourth-quarter 2024 earnings release also includes non-GAAP financial measures (as defined under the SEC’s Regulation G). In addition to the non-GAAP financial measures discussed under “Liquidity”, SLB net income, excluding charges & credits, as well as measures derived from it (including diluted EPS, excluding charges & credits; effective tax rate, excluding charges & credits; adjusted EBITDA and adjusted EBITDA margin) are non-GAAP financial measures. Management believes that the exclusion of charges & credits from these financial measures provides useful perspective on SLB’s underlying business results and operating trends, and a means to evaluate SLB’s operations period over period. These measures are also used by management as performance measures in determining certain incentive compensation. The foregoing non-GAAP financial measures should be considered in addition to, not as a substitute for or superior to, other measures of financial performance prepared in accordance with GAAP. The following is a reconciliation of certain of these non-GAAP measures to the comparable GAAP measures. For a reconciliation of adjusted EBITDA to the comparable GAAP measure, please refer to the section titled “Supplementary Information” (Question 11).

	(Stated in millions, except per share amounts)
	Fourth Quarter 2024
	Pretax	Tax	Noncont. Interests	Net	Diluted EPS *
SLB net income (GAAP basis)	$1,387	$269	$23	$1,095	$0.77
Asset impairments (1)	162	23	—	139	0.10
Merger & integration	63	6	7	50	0.04
Workforce reductions (1)	61	10	—	51	0.04
Gain on sale of investment (2)	(24)	—	—	(24)	(0.02)

SLB net income, excluding charges & credits	$1,649	$308	$30	$1,311	$0.92

	Third Quarter 2024
	Pretax	Tax	Noncont. Interests	Net	Diluted EPS
SLB net income (GAAP basis)	$1,507	$289	$32	$1,186	$0.83
Workforce reductions (1)	65	10	—	55	0.04
Merger & integration (3)	47	10	7	30	0.02

SLB net income, excluding charges & credits	$1,619	$309	$39	$1,271	$0.89

	Fourth Quarter 2023
	Pretax	Tax	Noncont. Interests	Net	Diluted EPS
SLB net income (GAAP basis)	$1,433	$284	$36	$1,113	$0.77
Merger & integration (3)	56	8	8	40	0.03
Argentina devaluation (4)	90	—	—	90	0.06

SLB net income, excluding charges & credits	$1,579	$292	$44	$1,243	$0.86

* Does not add due to rounding.

	(Stated in millions, except per share amounts)
	Twelve Months 2024
	Pretax	Tax	Noncont. Interests	Net	Diluted EPS
SLB net income (GAAP basis)	$5,672	$1,093	$118	$4,461	$3.11
Workforce reductions (1)	237	37	—	200	0.14
Merger & integration (5)	166	27	27	112	0.08
Asset impairments (1)	162	23	—	139	0.10
Gain on sale of investment (2)	(24)	—	—	(24)	(0.02)

SLB net income, excluding charges & credits	$6,213	$1,180	$145	$4,888	$3.41

	Twelve Months 2023
	Pretax	Tax	Noncont. Interests	Net	Diluted EPS
SLB net income (GAAP basis)	$5,282	$1,007	$72	$4,203	$2.91
Argentina devaluation (4)	90	—	—	90	0.06
Merger & integration (6)	56	8	8	40	0.03
Gain on sale of Liberty shares (2)	(36)	(8)	—	(28)	(0.02)

SLB net income, excluding charges & credits	$5,392	$1,007	$80	$4,305	$2.98

(1)	Classified in Restructuring & other in the Condensed Consolidated Statement of Income.
(2)	Classified in Interest & other income in the Condensed Consolidated Statement of Income.
(3)

During the third quarter of 2024, $14 million of these charges were classified in Cost of revenue in the Condensed Consolidation Statement of Income with the remaining $33 million classified in Merger & integration. During the fourth quarter of 2023, $11 million of these charges were classified in Cost of revenue with the remaining $45 million classified in Merger & integration.

(4)	Classified in Cost of revenue in the Condensed Consolidated Statement of Income.
(5)

During the full year 2024, $43 million of these charges were classified in Cost of revenue in the Condensed Consolidation Statement of Income with the remaining $123 million classified in Merger & integration.

(6)

During the full year 2023, $11 million of these charges were classified in Cost of revenue in the Condensed Consolidated Statement of Income with the remaining $45 million classified in Merger & integration.

Divisions

					(Stated in millions)
	Three Months Ended
	Dec. 31, 2024		Sept. 30, 2024		Dec. 31, 2023
	Revenue	Income Before Taxes	Revenue	Income Before Taxes	Revenue	Income Before Taxes
Digital & Integration	$1,156	$442	$1,088	$386	$1,049	$356
Reservoir Performance	1,810	370	1,823	367	1,735	371
Well Construction	3,267	681	3,312	714	3,426	770
Production Systems	3,197	506	3,103	519	2,944	442
Eliminations & other	(146)	(81)	(167)	(84)	(164)	(71)

Pretax segment operating income		1,918		1,902		1,868
Corporate & other		(177)		(187)		(193)
Interest income (1)		36		36		30
Interest expense (1)		(128)		(132)		(126)
Charges & credits (2)		(262)		(112)		(146)

	$9,284	$1,387	$9,159	$1,507	$8,990	$1,433

					(Stated in millions)
	Full Year 2024
	Revenue	Income Before Taxes	Depreciation and Amortization (3)	Net Interest Expense (Income) (4)	Adjusted EBITDA (5)	Capital Investments (6)
Digital & Integration	$4,247	$1,408	$654	$12	$2,074	$682
Reservoir Performance	7,177	1,452	403	(14)	1,841	624
Well Construction	13,357	2,826	649	(14)	3,461	745
Production Systems	12,143	1,898	348	(4)	2,242	418
Eliminations & other	(635)	(263)	287	(6)	18	143

		7,321	2,341	(26)	9,636	2,612
Corporate & other		(744)	178		(566)
Interest income (1)		134
Interest expense (1)		(498)
Charges & credits (2)		(541)

	$36,289	$5,672	$2,519	$(26)	$9,070	$2,612

					(Stated in millions)
	Full Year 2023
	Revenue	Income Before Taxes	Depreciation and Amortization (3)	Net Interest Expense (Income) (4)	Adjusted EBITDA (5)	Capital Investments (6)
Digital & Integration	$3,871	$1,257	$578	$12	$1,847	$660
Reservoir Performance	6,561	1,263	387	(4)	1,646	514
Well Construction	13,478	2,932	587	(5)	3,514	908
Production Systems	9,831	1,245	325	(1)	1,569	384
Eliminations & other	(606)	(174)	277	(1)	102	133

		6,523	2,154	1	8,678	2,599
Corporate & other		(729)	158		(571)
Interest income (1)		87
Interest expense (1)		(489)
Charges & credits (2)		(110)

	$33,135	$5,282	$2,312	$1	$8,107	$2,599

(1)	Excludes amounts which are included in the segments’ results.
(2)	See section entitled “Charges & Credits” for details.
(3)	Includes depreciation of fixed assets and amortization of intangible assets, APS and exploration data costs.
(4)	Excludes interest income and interest expense recorded at the corporate level.
(5)	Adjusted EBITDA represents income before taxes excluding depreciation and amortization, interest income, interest expense and charges & credits.
(6)	Capital investment includes capital expenditures, APS investments and exploration data costs capitalized.

Geographical

				(Stated in millions)
	Full Year 2024
	Revenue	Income Before Taxes	Depreciation and Amortization (3)	Net Interest Expense (Income) (4)	Adjusted EBITDA (5)
International	$29,415	$6,291	$1,648	($39)	$7,900
North America	6,680	1,134	445	13	1,592
Eliminations & other	194	(104)	248	—	144

		7,321	2,341	(26)	9,636
Corporate & other		(744)	178		(566)
Interest income (1)		134
Interest expense (1)		(498)
Charges & credits (2)		(541)

	$36,289	$5,672	$2,519	$(26)	$9,070

				(Stated in millions)
	Full Year 2023
	Revenue	Income Before Taxes	Depreciation and Amortization (3)	Net Interest Expense (Income) (4)	Adjusted EBITDA (5)
International	$26,188	$5,486	$1,513	($11)	$6,988
North America	6,727	1,157	389	13	1,559
Eliminations & other	220	(120)	252	(1)	131

		6,523	2,154	1	8,678
Corporate & other		(729)	158		(571)
Interest income (1)		87
Interest expense (1)		(489)
Charges & credits (2)		(110)

	$33,135	$5,282	$2,312	$1	$8,107

((1)	Excludes amounts which are included in the segments’ results.
(2)	See section entitled “Charges & Credits” for details.
(3)	Includes depreciation of fixed assets and amortization of intangible assets, APS and exploration data costs.
(4)	Excludes interest income and interest expense recorded at the corporate level.
(5)	Adjusted EBITDA represents income before taxes excluding depreciation and amortization, interest income, interest expense and charges & credits.

Supplementary Information

Frequently Asked Questions

1)	What is the capital investment guidance for the full-year 2025?

Capital investment (consisting of capex, exploration data costs and APS investments) for the full-year 2025 is expected to be approximately $2.3 billion. This amount is excluding any impact from the anticipated closure of the announced acquisition of ChampionX. Capital investment for the full-year 2024 was $2.6 billion.

2)	What were cash flow from operations and free cash flow for the fourth quarter of 2024?

Cash flow from operations for the fourth quarter of 2024 was $2.39 billion and free cash flow was $1.63 billion.

3)	What were cash flow from operations and free cash flow for the full year of 2024?

Cash flow from operations for the full year of 2024 was $6.60 billion and free cash flow was $3.99 billion.

4)	What was included in “Interest & other income” for the fourth quarter of 2024?

“Interest & other income” for the fourth quarter of 2024 was $115 million. This consisted of the following:

(Stated in millions)
Gain on sale of investment	$24
Interest income	46
Earnings of equity method investments	45

$115

5)	How did interest income and interest expense change during the fourth quarter of 2024?

Interest income of $46 million for the fourth quarter of 2024 decreased $6 million sequentially. Interest expense of $131 million decreased $5 million sequentially.

6)	What is the difference between SLB’s consolidated income before taxes and Pretax segment operating income?

The difference consists of corporate items, charges and credits, and interest income and interest expense not allocated to the segments, as well as stock-based compensation expense, amortization expense associated with certain intangible assets, certain centrally managed initiatives, and other non operating items.

7)	What was the effective tax rate (ETR) for the fourth quarter of 2024?

The ETR for the fourth quarter of 2024, calculated in accordance with GAAP, was 19.4% as compared to 19.2% for the third quarter of 2024. Excluding charges and credits, the ETR for the fourth quarter of 2024 was 18.7% as compared to 19.1% for the third quarter of 2024.

8)	What was the effective tax rate (ETR) for the full year of 2024?

The ETR for the full year of 2024, calculated in accordance with GAAP, was 19.3% as compared to 19.1% for the full year of 2023. Excluding charges and credits, the ETR for the full year of 2024 was 19.0% as compared to 18.7% for the full year of 2023.

9)	How many shares of common stock were outstanding as of December 31, 2024, and how did this change from the end of the previous quarter?

There were 1.401 billion shares of common stock outstanding as of December 31, 2024, and 1.412 billion shares outstanding as of September 30, 2024.

(Stated in millions)
Shares outstanding at September 30, 2024	1,412
Shares issued under employee stock purchase plan	—
Shares issued to optionees, less shares exchanged	—
Vesting of restricted stock	1
Stock repurchase program	(12)

Shares outstanding at December31,2024	1,401

10)

What was the weighted average number of shares outstanding during the fourth quarter of 2024 and third quarter of 2024? How does this reconcile to the average number of shares outstanding, assuming dilution, used in the calculation of diluted earnings per share?

The weighted average number of shares outstanding was 1.406 billion during the fourth quarter of 2024 and 1.417 billion during the third quarter of 2024. The following is a reconciliation of the weighted average shares outstanding to the average number of shares outstanding, assuming dilution, used in the calculation of diluted earnings per share.

		(Stated in millions)
	Fourth Quarter 2024	Third Quarter 2024
Weighted average shares outstanding	1,406	1,417
Unvested restricted stock	13	14
Assumed exercise of stock options	1	1

Average shares outstanding, assuming dilution	1,420	1,432

11)

What was SLB’s adjusted EBITDA in the fourth quarter of 2024, the third quarter of 2024, the fourth quarter of 2023, the full year of 2024, and the full year of 2023? What was SLB’s adjusted EBITDA margin for those periods?

SLB’s adjusted EBITDA was $2.382 billion in the fourth quarter of 2024, $2.343 billion in the third quarter of 2024, and $2.277 billion in the fourth quarter of 2023.

SLB’s adjusted EBITDA margin was 25.7% in the fourth quarter of 2024, 25.6% in the third quarter of 2024, and 25.3% in the fourth quarter of 2023.

	(Stated in millions)
	Fourth Quarter 2024	Third Quarter 2024	Fourth Quarter 2023
Net income attributable to SLB	$1,095	$1,186	$1,113
Net income attributable to noncontrolling interests	23	32	36
Tax expense	269	289	284

Income before taxes	$1,387	$1,507	$1,433
Charges & credits	262	112	146
Depreciation and amortization	648	640	609
Interest expense	131	136	130
Interest income	(46)	(52)	(41)

Adjusted EBITDA	$2,382	$2,343	$2,277

Revenue	$9,284	$9,159	$8,990

Adjusted EBITDA margin	25.7%	25.6%	25.3%

SLB’s adjusted EBITDA was $9.070 billion for the full year of 2024, and $8.107 billion for the full year of 2023.

SLB’s adjusted EBITDA margin was 25.0% for the full year of 2024, and 24.5% for the full year of 2023.

	(Stated in millions)
	2024	2023	Change
Net income attributable to SLB	$4,461	$4,203
Net income attributable to noncontrolling interests	118	72
Tax expense	1,093	1,007

Income before taxes	$5,672	$5,282
Charges & credits	541	110
Depreciation and amortization	2,519	2,312
Interest expense	512	503
Interest income	(174)	(100)

Adjusted EBITDA	$9,070	$8,107	12%

Revenue	$36,289	$33,135	10%

Adjusted EBITDA margin	25.0%	24.5%	53 bps

Adjusted EBITDA represents income before taxes, excluding charges & credits, depreciation and amortization, interest expense, and interest income. Management believes that adjusted EBITDA is an important profitability measure for SLB and that it provides useful perspective on SLB’s underlying business results and operating trends, and a means to evaluate SLB’s operations period over period. Adjusted EBITDA is also used by management as a performance measure in determining certain incentive compensation. Adjusted EBITDA should be considered in addition to, not as a substitute for or superior to, other measures of financial performance prepared in accordance with GAAP.

12)

What were the components of depreciation and amortization expense for the fourth quarter of 2024, the third quarter of 2024, and the fourth quarter of 2023, the full year of 2024, and the full year of 2023?

The components of depreciation and amortization expense for the fourth quarter of 2024, the third quarter of 2024, and the fourth quarter of 2023 were as follows:

	(Stated in millions)
	Fourth Quarter 2024	Third Quarter 2024	Fourth Quarter 2023
Depreciation of fixed assets	$396	$394	$380
Amortization of intangible assets	84	87	83
Amortization of APS investments	126	124	111
Amortization of exploration data costs capitalized	42	35	35

	$648	$640	$609

The components of depreciation and amortization expense for the full years of 2024 and 2023 were as follows:

	(Stated in millions)
	2024	2023
Depreciation of fixed assets	$1,551	$1,445
Amortization of intangible assets	334	314
Amortization of APS investments	481	410
Amortization of exploration data costs capitalized	153	143

	$2,519	$2,312

13)

What Divisions comprise SLB’s Core business and what were their revenue and Pretax operating income for the fourth quarter of 2024, the third quarter of 2024, the fourth quarter of 2023, the full year of 2024, and the full year of 2023?

SLB’s Core business comprises the Reservoir Performance, Well Construction, and Production Systems Divisions. SLB’s Core business revenue and Pretax operating income for the fourth quarter of 2024, third quarter of 2024, and the fourth quarter of 2023 are calculated as follows:

	(Stated in millions)
	Three Months Ended			Change
	Dec. 31, 2024	Sept. 30, 2024	Dec. 31, 2023	Sequential	Year-on-year
Revenue
Reservoir Performance	$1,810	$1,823	$1,735
Well Construction	3,267	3,312	3,426
Production Systems	3,197	3,103	2,944

	$8,274	$8,238	$8,105	—	2%

Pretax Operating Income
Reservoir Performance	$370	$367	$371
Well Construction	681	714	770
Production Systems	506	519	442

	$1,557	$1,600	$1,583	- 3%	- 2%

Pretax Operating Margin
Reservoir Performance	20.5%	20.1%	21.4%
Well Construction	20.8%	21.5%	22.5%
Production Systems	15.8%	16.7%	15.0%

	18.8%	19.4%	19.5%	- 60 bps	- 71 bps

SLB’s Core business revenue and Pretax operating income for the full year of 2024 and the full year of 2023 are calculated as follows:

	(Stated in millions)
	Twelve Months Ended
	Dec. 31, 2024	Dec. 31, 2023	Change
Revenue
Reservoir Performance	$7,177	$6,561
Well Construction	13,357	13,478
Production Systems	12,143	9,831

	$32,677	$29,871	9%

Pretax Operating Income
Reservoir Performance	$1,452	$1,263
Well Construction	2,826	2,932
Production Systems	1,898	1,245

	$6,176	$5,440	14%

Pretax Operating Margin
Reservoir Performance	20.2%	19.2%
Well Construction	21.2%	21.8%
Production Systems	15.6%	12.7%

	18.9%	18.2%	69 bps

About SLB

SLB (NYSE: SLB) is a global technology company driving energy innovation for a balanced planet. With a global presence in more than 100 countries and employees representing almost twice as many nationalities, we work each day on innovating oil and gas, delivering digital at scale, decarbonizing industries, and developing and scaling new energy systems that accelerate the energy transition. Find out more at slb.com.

Conference Call Information

SLB will hold a conference call to discuss the earnings press release and business outlook on Friday, January 17, 2025. The call is scheduled to begin at 9:30 a.m. U.S. Eastern time. To access the call, which is open to the public, please contact the conference call operator at +1 (833) 470-1428 within North America, or +1 (404) 975-4839 outside of North America, approximately 10 minutes prior to the call’s scheduled start time, and provide the access code 491926. At the conclusion of the conference call, an audio replay will be available until January 24, 2025, by dialling +1 (866) 813-9403 within North America, or +1 (929) 458-6194 outside of North America, and providing the access code 808014. The conference call will be webcasted simultaneously at https://events.q4inc.com/attendee/800374382 on a listen-only basis. A replay of the webcast will also be available at the same website until January 24, 2025.

Investors	Media
James R. McDonald – SVP, Investor Relations & Industry Affairs, SLB Joy V. Domingo – Director of Investor Relations, SLB Tel: +1 (713) 375-3535 Email: investor-relations@slb.com	Josh Byerly – SVP of Communications, SLB Moira Duff – Director of External Communications, SLB Tel: +1 (713) 375-3407 Email: media@slb.com

Forward-Looking Statements

This fourth-quarter and full-year 2024 earnings press release, as well as other statements we make, contain “forward-looking statements” within the meaning of the federal securities laws, which include any statements that are not historical facts. Such statements often contain words such as “expect,” “may,” “can,” “believe,” “predict,” “plan,” “potential,” “projected,” “projections,” “precursor,” “forecast,” “outlook,” “expectations,” “estimate,” “intend,” “anticipate,” “ambition,” “goal,” “target,” “scheduled,” “think,” “should,” “could,” “would,” “will,” “see,” “likely,” and other similar words. Forward-looking statements address matters that are, to varying degrees, uncertain, such as statements about our financial and performance targets and other forecasts or expectations regarding, or dependent on, our business outlook; growth for SLB as a whole and for each of its Divisions (and for specified business lines, geographic areas, or technologies within each Division); oil and natural gas demand and production growth; oil and natural gas prices; forecasts or expectations regarding energy transition and global climate change; improvements in operating procedures and technology; capital expenditures by SLB and the oil and gas industry; our business strategies, including digital and “fit for basin,” as well as the strategies of our customers; our capital allocation plans, including dividend plans and share repurchase programs; our APS projects, joint ventures, and other alliances; the impact of the ongoing conflict in Ukraine on global energy supply; access to raw materials; future global economic and geopolitical conditions; future liquidity, including free cash flow; and future results of operations, such as margin levels. These statements are subject to risks and uncertainties, including, but not limited to, changing global economic and geopolitical conditions; changes in exploration and production spending by our customers, and changes in the level of oil and natural gas exploration and development; the results of operations and financial condition of our customers and suppliers; the inability to achieve our financial and performance targets and other forecasts and expectations; the inability to achieve our net-zero carbon emissions goals or interim emissions reduction goals; general economic, geopolitical, and business conditions in key regions of the world; the ongoing conflict in Ukraine; foreign currency risk; inflation; changes in monetary policy by governments; pricing pressure; weather and seasonal factors; unfavorable effects of health pandemics; availability and cost of raw materials; operational modifications, delays, or cancellations; challenges in our supply chain; production declines; the extent of future charges; the inability to recognize efficiencies and other intended benefits from our business strategies and initiatives, such as digital or new energy, as well as our cost reduction strategies; changes in government regulations and regulatory requirements, including those related to offshore oil and gas exploration, radioactive sources, explosives, chemicals, and climate-related initiatives; the inability of technology to meet new challenges in exploration; the competitiveness of alternative energy sources or product substitutes; and other risks and uncertainties detailed in this press release and our most recent Forms 10-K, 10-Q, and 8-K filed with or furnished to the Securities and Exchange Commission (the “SEC”).

This press release also includes forward-looking statements relating to the proposed transaction between SLB and ChampionX, including statements regarding the benefits of the transaction and the anticipated timing of the transaction. Factors and risks that may impact future results and performance include, but are not limited to, and in each case as a possible result of the proposed transaction on each of SLB and ChampionX: the ultimate outcome of the proposed transaction between SLB and ChampionX; the effect of the announcement of the proposed transaction; the ability to operate the SLB and ChampionX respective businesses, including business disruptions; difficulties in retaining and hiring key personnel and employees; the ability to maintain favorable business relationships with customers, suppliers, and other business partners; the terms and timing of the proposed transaction; the occurrence of any event, change, or other circumstance that could give rise to the termination of the proposed transaction; the anticipated or actual tax treatment of the proposed transaction; the ability to satisfy closing conditions to the completion of the proposed transaction; other risks related to the completion of the proposed transaction and actions related thereto; the ability of SLB and ChampionX to integrate the business successfully and to achieve anticipated synergies and value creation from the proposed transaction; the ability to secure government regulatory approvals on the terms expected, at all or in a timely manner; litigation and regulatory proceedings, including any proceedings that may be instituted against SLB or ChampionX related to the proposed transaction, as well as the risk factors discussed in SLB’s and ChampionX’s most recent Forms 10-K, 10-Q, and 8-K filed with or furnished to the SEC.

If one or more of these or other risks or uncertainties materialize (or the consequences of any such development changes), or should our underlying assumptions prove incorrect, actual results or outcomes may vary materially from those reflected in our forward-looking statements. Forward-looking and other statements in this press release regarding our environmental, social, and other sustainability plans and goals are not an indication that these statements are necessarily material to investors or required to be disclosed in our filings with the SEC. In addition, historical, current, and forward-looking environmental, social, and sustainability-related statements may be based on standards for measuring progress that are still developing, internal controls and processes that continue to evolve, and assumptions that are subject to change in the future. Statements in this press release are made as of the date of this release, and SLB disclaims any intention or obligation to update publicly or revise such statements, whether as a result of new information, future events, or otherwise.

Additional Information about the Transaction with ChampionX and Where to Find It

In connection with the proposed transaction with ChampionX, SLB filed with the SEC a registration statement on Form S-4 on April 29, 2024 (as amended, the “Form S-4”) that includes a proxy statement of ChampionX and that also constitutes a prospectus of SLB with respect to the shares of SLB to be issued in the proposed transaction (the “proxy statement/prospectus”). The Form S-4 was declared effective by the SEC on May 15, 2024. SLB and ChampionX filed the definitive proxy statement/prospectus with the SEC on May 15, 2024 (https://www.sec.gov/Archives/edgar/data/87347/000119312524139403/d818663d424b3.htm), and it was first mailed to ChampionX stockholders on or about May 15, 2024. Each of SLB and ChampionX may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the Form S-4 or proxy statement/prospectus or any other document that SLB or ChampionX may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the Form S-4 and the proxy statement/prospectus and other documents (if and when available) containing important information about SLB, ChampionX and the proposed transaction, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with, or furnished to, the SEC by SLB will be available free of charge on SLB’s website at https://investorcenter.slb.com. Copies of the documents filed with, or furnished to, the SEC by ChampionX will be available free of charge on ChampionX’s website at https://investors.championx.com. The information included on, or accessible through, SLB’s or ChampionX’s website is not incorporated by reference into this communication.